Exhibit 99.1

CureVac’s COVID-19 Vaccine Candidate, CVnCoV, Demonstrated Efficient Protection of Non-Human Primates During SARS-CoV-2 Challenge Infection

•	Data provided further evidence on immunogenicity and protective efficacy of CVnCoV
•	Induction of robust antibody and T cell responses at comparable dose tested in clinical trials
•	Full lung protection of CVnCoV-vaccinated animals during SARS-CoV-2 challenge infection

TÜBINGEN, Germany/ BOSTON, USA – January 11, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), today announced the publication of preclinical data demonstrating the induction of robust antibody and T cell responses of its COVID-19 vaccine candidate, CVnCoV, in non-human primates. Furthermore, rhesus macaques were shown to be protected from challenge infection with SARS-CoV-2 following vaccination with 8µg of CVnCoV. The data provided important evidence on the immunogenicity and protective efficacy of CVnCoV at low doses, supporting the ongoing international clinical Phase 2b/3 efficacy study applying a 12μg dose. The full manuscript of the preclinical data is available on the pre-print server bioRxiv.

“These data further strengthen the protective profile of our lead COVID-19 vaccine candidate, CVnCoV, and complement our recently published preclinical findings,” said Dr. Mariola Fotin-Mleczek, Chief Technology Officer of CureVac. “Full protection of the lungs of vaccinated animals supports CVnCoV’s potential in protecting humans from the devastating effects the virus has. We are very encouraged to see that CVnCoV exihibits its protective efficacy already at a low dose, which is even lower than the dose we advanced into late-stage human clinical testing.”

Within the study, CVnCoV was tested in rhesus macaques at 8µg per dose following a two-dose vaccination schedule at day 0 and day 28. Robust humoral and cellular immune responses include high levels of spike protein and RBD specific binding, virus neutralizing antibodies and T cells. Upon challenge infection, vaccinated animals showed a strongly reduced viral load in the upper respiratory tract (nose and throat) and full protection of the lower respiratory tract (lungs), where the virus was not detectable.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The vaccine is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nano Particles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. The data supported CureVac’s decision to advance a 12µg dose into its current pivotal Phase 2b/3 study, the HERALD study, which started in December 2020. Clinical trial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities in Europe, allowing broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac
CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

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For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.